EXHIBIT 99.3

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 14, 2015

Seabridge Gold Files First Quarter Financial Statements and MD&A

Toronto, Canada…Seabridge Gold reported today that it has filed its Financial Statements and Management’s Discussion and Analysis for the three months ended March 31, 2015 on SEDAR.

The Company incurred a net loss for the three months ended March 31, 2015 of $2.5 million or $0.05 per share compared to a net loss of $2.4 million or $0.05 per share in the comparative period ended March 31, 2014. In the first quarter of 2015, the Company spent $2.4 million on the KSM project analyzing the results of the 2014 drilling and exploration program and preparing for the 2015 program as well as co-ordinating the work of the independent geotechnical review board established to review and consider the structural stability and integrity of the project's proposed tailings management facility and water storage dam. Subsequent to the quarter end, the Company closed a $16.4 million private placement of flow-through shares, substantially enhancing the working capital position.

To view the March 31, 2015 interim financial statements and management’s discussion and analysis on the Company’s website, please see: www.seabridgegold.net/sharefinrep.php

The Company’s principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net